SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )*

Cecil Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

149841 10 8

(CUSIP Number)

March 28, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 149841 10 8		13G

1	Names of Reporting Persons: First Mariner Bank

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,848,115

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,848,115

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,848,115

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 24.9%

12	Type of Reporting Person BK

Securities and Exchange Commission

Washington, DC  20549

Item 1(a).	Name of Issuer: Cecil Bancorp, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 127 North Street Elkton, Maryland 21922
Item 2(a).	Name of Person Filing: First Mariner Bank
Item 2(b).	Address of Principal Business Office or, if none, Residence: 1501 South Clinton Street, 16th Floor Baltimore, Maryland 21224
Item 2(c).	Citizenship: See Row 4 of the second part of the cover page.
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share.
Item 2(e).	CUSIP Number: 149841 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(b) ☒ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
Items (a), (c), (d), (e), (f), (g), (h), (i), (j) and (k) hereof are not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned: See Row 9 of the second part of the cover page provided for each reporting person.
(b) Percent of class: See Row 11 of the second part of the cover page provided for each reporting person.
(c) Number of shares as to which such person has: See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2012

First Mariner Bank

By:	/s/ Mark A. Keidel
Mark A. Keidel
President and Chief Operating Officer